SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G
            Under the Securities Exchange Act of 1934
                    (Amendment No. _______)*

                        ADAMS GOLF, INC.
                        (Name of Issuer)

            Common Stock, par value $0.001 per share
                 (Title of Class of Securities)

                           006228 10 0
                         (CUSIP Number)

                        December 31, 1998
     (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 006228100 0

(1)  Name of Reporting Person                    Roland E. Casati
     I.R.S. Identification No. of Above Person (entities only)
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a                     (a)  [  ]
     Member of a Group*                                 (b)  [  ]
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Citizenship                                    United States
-----------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power              1,838,600
-----------------------------------------------------------------
                    (6)  Shared Voting Power                    0
-----------------------------------------------------------------
                    (7)  Sole Dispositive Power         1,838,600
-----------------------------------------------------------------
                    (8)  Shared Dispositive Power               0
-----------------------------------------------------------------
(9)   Aggregate Amount Beneficially Owned               1,838,600
      by Each Reporting Person
-----------------------------------------------------------------
(10)  Check if the Aggregate Amount in                       [  ]
      Row (9) Excludes Certain Shares*
-----------------------------------------------------------------
(11)  Percent of Class Represented by                        8.2%
      Amount in Row (9)
-----------------------------------------------------------------
(12)  Type of Reporting Person*                                IN
-----------------------------------------------------------------
*     SEE INSTRUCTIONS

CUSIP NO. 006228 10 0

Item 1(a).          NAME OF ISSUER:

                    Adams Golf, Inc. (the "Issuer")

Item 1(b).          ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
OFFICES:

                    300 Delaware Avenue, Suite 548, Wilmington,
                    Delaware  19801

Item 2(a).          NAME OF PERSON FILING:

                    Roland E. Casati

Item 2(b).          ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF
                    NONE,     RESIDENCE:

                    The principal business office of Mr. Roland Casati is:

                    255 N Green Bay Road, Lake Forest, Illinois 60045

Item 2(c).          CITIZENSHIP:

                    United States

Item 2(d).          TITLE OF CLASS OF SECURITIES:
                    Common Stock, $0.001 par value per
                    share, of the Issuer.

Item 2(e).          CUSIP NO.:

                    006228 10 0

Item 3.   IF  THIS  STATEMENT IS FILED PURSUANT TO SECTIONS  13D-
          1(B),  OR  13D-2(B)  OR (C), CHECK WHETHER  THE  PERSON
          FILING IS A:

          (a)  [  ]   Broker or dealer registered
                      under section 15 of the Act (15 U.S.C. 78o);

          (b)  [  ]   Bank as defined in section
                      3(a)(6) of the Act (15 U.S.C. 78c);

          (c)  [  ]   Insurance company as defined
                      in section 3(a)(19) of the Act (15 U.S.C.
                      78c);

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CUSIP NO. 006228 10 0


          (d)  [  ]   Investment company registered
                      under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

          (e)  [  ]   An investment adviser in
                      accordance with 240.13d-1(b)(1)(ii)(E);

          (f)  [  ]   An employee benefit plan  or
                      endowment    fund    in    accordance    with
                      240.13d-1(b)(1)(ii)(F);

          (g)  [  ]   A parent holding company  or
                      control    person    in    accordance    with
                      240.13d-1(b)(ii)(G);

          (h)  [  ]   A  savings association  as
                      defined   in  section  3(b)  of  the  Federal
                      Deposit Insurance Act (12 U.S.C. 1813);

          (i)  [  ]   A church plan that is excluded
                      from the definition of an investment company under section 3(c)(14) of the Investment
                      Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  [  ]   Group, in accordance with
                      240.13d-1(b)(1)(ii)(J)

                Not applicable.

Item 4.   OWNERSHIP:

          (a)   Amount beneficially owned:  1,838,600

          (b)   Percent of class:  8.2%

          (c)   Number of shares as to which such person has:

                (i)   sole power to vote or to
                      direct the vote:  1,838,600

               (ii)   shared power to vote or to direct the vote:  0

               (iii)  sole power to dispose or
                      to direct the disposition of:  1,838,600

               (iv)   shared power to dispose or to
                      direct the disposition of: 0

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not Applicable.


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CUSIP NO. 006228 10 0

Item 6.   OWNERSHIP  OF  MORE  THAN FIVE  PERCENT  ON  BEHALF  OF
          ANOTHER PERSON:

          Not Applicable.

Item 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY OR CONTROL PERSON:

          Not Applicable.

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP:

          Not Applicable.

Item 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable.

Item 10.  CERTIFICATIONS:

          Not Applicable.




                    [Signature page follows]

CUSIP NO. 006228 10 0


                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Dated:  February 3, 1999



                                 /s/ ROLAND E. CASATI
                              ------------------------------------
                              ROLAND E. CASATI


            ATTENTION:  Intentional misstatements or
              omissions of fact constitute Federal
            criminal violations (See 18 U.S.C.  1001)